

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

David Roberts
Chief Executive Officer
Alexander Mortgage REIT, Inc.
245 Park Avenue, 26th Floor
New York, New York 10167

> **Re:** **Alexander Mortgage REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed March 7, 2011**
> **File No. 333-172656**

Dear Mr. Roberts:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2. Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific investments in the non-Agency target assets that you will acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, please detailed narrative and

quantitative disclosure regarding the prior performance of the sponsor. Refer to Item 8 of Industry Guide 5 and Securities Act Release 33-6900.

4.   Please advise us why you believe that Item 506 of Regulation S-K dilution disclosure is not required. We note that it appears your officers and directors and certain employees of the manager will receive share grants at the time the offering will be consummated.

5.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note your statement on page 3, "[A]ccording to the most recent Corelogic data, approximately one out of every four mortgages currently exceeds the value of the related home, and over six million residential mortgages in the U.S. are in some stage of delinquency." Please clearly mark the specific language in the supporting materials that support this and any other statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available.

Cover Page

6.   Please expand the fourth risk factor to state that you may change your targeted class of investments without shareholder notice or consent. Please make similar changes to your summary and full risk factors.

7.   Please add a cover page risk factor stating that you may not terminate or elect not to renew the management agreement even in the event of poor performance without having to pay substantial termination fees. Please make similar changes to your summary and full risk factors.

Current market opportunities, page 3

8.   Refer to the last paragraph under "Residential market opportunities." Please provide a more detailed explanation of the "reduction in borrower voluntary prepayment propensity."

Our financing and hedging strategy, page 9

9.   We note that you are not required to maintain any specific leverage ratio. However, please disclose a range of leverage that the manager expects to employ once it has invested in its target assets.

Summary risk factors, page 10

10.   Please revise the fifth bullet to state that you intend to rely on short-term financing and thus are especially exposed to changes in the availability of financing.

Conflicts of Interest, page 12

11.   We note that pursuant to the management agreement your manager will adopt
       Angelo, Gordon's investment allocation policy, which governs the allocations of
       investment opportunities among itself and its clients. Please provide a detailed
       discussion of the name and AUM of funds managed by Angelo, Gordon that target
       the same asset classes as the registrant. For each fund, please note material
       differences in the compensation that Angelo, Gordon is paid as compared to the
       compensation paid to the manager by the registrant.

Our relationship with our Manager, page 13

12.   In your fee table, please revise the management fee to state when the fee is payable.
       We note that it is calculated quarterly.

13.   Please provide an estimate of the dollar amount of the management fee to be paid to
       the manager in the first full fiscal year, assuming the maximum number of securities
       registered are sold in this offering and the private placement. Refer to Item 4 of
       Industry Guide 5.

14.   In the expense reimbursement portion of the fee table, please describe the "certain
       organizational and operational expenses" for which Angelo, Gordon will be
       reimbursed and state whether reimbursement amounts will include reimbursement for
       manager personnel compensation.

Risk Factors, page 21

The manner of determining the management fee…, page 23

15.   We note that manager compensation would be increased as a result of a common
       stock offering, even if the offering were dilutive to existing shareholders. Please
       expand this risk factor to address this conflict.

Distribution Policy, page 75

16.   We note that you may fund your distributions out of the offering proceeds. Please add
       risk factor disclosure to address the related risks, specifically the effect it would have
       on cash available for investing purposes and for distribution purposes, as well as the
       potential dilution effects. In addition, please state that funding dividends using
       offering proceeds could constitute a return of capital, which would have the effect of
       reducing shareholder's basis in your stock.

Target Asset Classes, page 96

17.   Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

Underwriting, page 175

18.   Please disclose any actual historical investment banking and commercial dealings between the underwriters and the company or its affiliates. Refer to Item 508 of Regulation S-K.

Item 36. Financial Statement and Exhibits, page 186

19.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

David Roberts
Alexander Mortgage REIT, Inc.
April 1, 2011
Page 5

        You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Jessica
Barberich, Accounting Reviewer, at (202) 551-3782 if you have questions regarding
comments on the financial statements and related matters. With respect to questions relating
to our comment regarding the Investment Company Act, please contact Rochelle Plesset in
the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola,
Attorney Advisor, at (202) 551-3673 or me at (202) 551-3852 with any other questions.

                                        Sincerely,

                                        Michael McTiernan
                                        Assistant Director